Mail Room 4561

February 22, 2010

Robert Ipson
Chief Executive Officer
Piranha Ventures, Inc.
34808 Staccato Street
Palm Desert, California 92211

> **Re:** **Piranha Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed February 2, 2010**
> **File No. 000-21909**

Dear Mr. Ipson:

We have reviewed your response to our letter dated February 2, 2010 and have the following comment.

General

1. Please amend your Form 10 to include audited financial statements for the fiscal year ended December 31, 2009. As applicable, update the remainder of the filing accordingly. Refer to Rule 8-08 of Regulation S-X.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please address questions to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Attorney Advisor

cc: Via facsimile to: (801) 685-0949
        Victor Schwartz, Esq.